UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 6)*


                         Old Dominion Freight Line, Inc.
                                (Name of Issuer)

                          Common Stock ($.10 par value)
                         (Title of Class of Securities)

                                    679580100
                                 (CUSIP Number)


     Check the following box if a fee is being paid with this statement [ ]


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see Notes).

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

                  John R. Congdon, Jr., Custodian


2.       CHECK THE APPROPRIATE BOX OF A MEMBER OF A GROUP

                    (a)

                    (b)   X


3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         5.                SOLE VOTING POWER

                           11,004  (See Item 4)

         6.                SHARED VOTING POWER

                           -0-  (See Item 4)

         7.                SOLE DISPOSITIVE POWER

                           11,004  (See Item 4)

         8.                SHARED DISPOSITIVE POWER

                           -0-  (See Item 4)

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  11,004

10.      CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [   ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                  0.1 %

12.      TYPE OF REPORTING PERSON

                  IN (See Item 4)

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

                  John R. Congdon, Jr., Revocable Trust


2.       CHECK THE APPROPRIATE BOX OF A MEMBER OF A GROUP

                    (a)

                    (b)   X


3.       SEC USE ONLY


4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Virginia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         5.                SOLE VOTING POWER

                           298,964  (See Item 4)

         6.                SHARED VOTING POWER

                           -0-  (See Item 4)

         7.                SOLE DISPOSITIVE POWER

                           298,964  (See Item 4)

         8.                SHARED DISPOSITIVE POWER

                           -0-  (See Item 4)

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  298,964

10.      CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [   ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                  3.6 %

12.      TYPE OF REPORTING PERSON

                  OO (See Item 4)

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

                  John R. Congdon Trust for Michael Davis Congdon


2.       CHECK THE APPROPRIATE BOX OF A MEMBER OF A GROUP

                    (a)

                    (b)   X


3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Virginia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         5.                SOLE VOTING POWER

                           48,458  (See Item 4)

         6.                SHARED VOTING POWER

                           -0-  (See Item 4)

         7.                SOLE DISPOSITIVE POWER

                           48,458  (See Item 4)

         8.                SHARED DISPOSITIVE POWER

                           -0-  (See Item 4)

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  48,458

10.      CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [   ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                  0.6 %

12.      TYPE OF REPORTING PERSON

                  OO (See Item 4)

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

                  John R. Congdon Trust for Peter Whitefield Congdon


2.       CHECK THE APPROPRIATE BOX OF A MEMBER OF A GROUP

                    (a)

                    (b)   X


3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Virginia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         5.                SOLE VOTING POWER

                           40,568  (See Item 4)

         6.                SHARED VOTING POWER

                           -0-  (See Item 4)

         7.                SOLE DISPOSITIVE POWER

                           40,568  (See Item 4)

         8.                SHARED DISPOSITIVE POWER

                           -0-  (See Item 4)

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  40,568

10.      CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [   ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                  0.5 %

12.      TYPE OF REPORTING PERSON

                  OO (See Item 4)

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

                  John R. Congdon Trust for Mary Evelyn Congdon


2.       CHECK THE APPROPRIATE BOX OF A MEMBER OF A GROUP

                    (a)

                    (b)   X

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Virginia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         5.                SOLE VOTING POWER

                           50,015  (See Item 4)

         6.                SHARED VOTING POWER

                           -0-  (See Item 4)

         7.                SOLE DISPOSITIVE POWER

                           50,015  (See Item 4)

         8.                SHARED DISPOSITIVE POWER

                           -0-  (See Item 4)

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  50,015

10.      CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [   ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                  0.6 %

12.      TYPE OF REPORTING PERSON

                  OO (See Item 4)

Item 1.
(a)      Name of Issuer:

         Old Dominion Freight Line, Inc.


(b)      Address of Issuer's Principal Executive Offices:

         1730 Westchester Drive
         High Point, NC 27262


Item 2.
(a)      Names of Persons Filing:

         (i)      John R. Congdon, Jr., Custodian
         (ii)     John R. Congdon, Jr., Revocable Trust
         (iii)    John R. Congdon Trust for Michael Davis Congdon
         (iv)     John R. Congdon Trust for Peter Whitefield Congdon
         (v)      John R. Congdon Trust for Mary Evelyn Congdon

(b)      Address of Principal Business Office:

         As to (i) through (v):     9800 Drouin Drive
                                    Richmond, VA 23233

(c)      Place of Organization or Citizenship:

         (i)      USA
         (ii)-(v) Virginia


(d)      Title of Class of Securities:

         Common Stock ($.10 par value)

(e)      CUSIP Number:

         679580100

Item 3. If This Statement Is Filed Pursuant to Rules 13d-1(b), or 13d-2(b), Check Whether the Person Filing Is a ...

         Not  Applicable.  This is a joint filing by the persons  identified  in
         Item 2, above, pursuant to Rule 13d-1(c) and Rule 13d-1(f) but not a group filing.


Item 4.  Ownership

         The securities reported herein are beneficially owned by John R. Congdon, Jr., as Custodian for his children, John R. Congdon, Jr., Revocable Trust, John R. Congdon Trust for Michael Davis Congdon, John
         R. Congdon Trust for Peter Whitefield Congdon and John R. Congdon Trust for Mary Evelyn Congdon. The total securities reported is 449,009 shares of the Issuer's Common Stock, which constitutes 5.4% of such shares as of December 31, 1997.

         As of December 31, 1997, John R. Congdon, Jr., as Custodian for his children, owns directly 11,004 shares (0.1%) of the Issuer's Common Stock.

         As of December 31, 1997, John R. Congdon, Jr., Revocable Trust owns directly 298,964 shares (3.6%) of the Issuer's Common Stock. John R. Congdon, Jr., as Trustee, has sole voting and sole dispositive power over those shares.

         As of December 31, 1997, John R. Congdon Trust for Michael Davis Congdon owns directly 48,458 shares (0.6%) of the Issuer's Common Stock. John R. Congdon, Jr., as Trustee, has sole voting and sole dispositive power over those shares.

         As of December 31, 1997, John R. Congdon Trust for Peter Whitefield Congdon owns directly 40,568 shares (0.5%) of the Issuer's Common Stock. John R. Congdon, Jr., as Trustee, has sole voting and sole dispositive power over those shares.

         As of December 31, 1997, John R. Congdon Trust for Mary Evelyn Congdon owns directly 50,015 shares (0.6%) of the Issuer's Common Stock. John
         R. Congdon, Jr., as Trustee, has sole voting and sole dispositive power over those shares.


         (a)      Amount Beneficially Owned:

                  (i)               11,004
                  (ii)              298,964
                  (iii)             48,458
                  (iv)              40,568
                  (v)               50,015

         (b)      Percent of Class

                  (i)               0.1%
                  (ii)              3.6%
                  (iii)             0.6%
                  (iv)              0.5%
                  (v)               0.6%

         (c) Number of Shares as to which such person has:

               (i)   Sole power to vote or to direct the vote

                     (i)                    11,004
                     (ii)                   298,964
                     (iii)                  48,458
                     (iv)                   40,568
                     (v)                    50,015

               (ii) Shared power to vote or to direct the vote

                     (i) through (v)        -0-

               (iii) Sole power to dispose or to direct the disposition of

                     (i)                  11,004
                     (ii)                 298,964
                     (iii)                48,458
                     (iv)                 40,568
                     (v)                  50,015

               (iv) Shared power to dispose or to direct the disposition of

                     (i) through (v)      -0-


Item 5.  Ownership of Five Percent or Less of a Class
         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

         Not Applicable

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

         See information in Item 4, above.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

         Not Applicable

Item 8.  Identification and Classification of Members of the Group

         See Item 3 and Item 4, above.

Item 9.  Notice of Dissolution of Group

         Not Applicable

Item 10.  Certification

          By signing below, we certify that, to the best of our knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

          This report shall not be construed as an admission by the persons filing the report that they are the beneficial owner of any securities covered by this report.

          After reasonable inquiry and to the best of our knowledge and belief we certify that the information set forth in this statement is true, complete and correct.

          December 1, 1998.


          JOHN R. CONGDON, Jr., Custodian


                John R. Congdon, Jr.
                --------------------
                John R. Congdon, Jr., Custodian for
                Peter Whitefield Congdon and
                Michael D. Congdon


          JOHN R. CONGDON, JR.,  REVOCABLE TRUST


          By:   John R. Congdon, Jr.
                --------------------
                John R. Congdon, Jr., Trustee


          JOHN R. CONGDON TRUST FOR MICHAEL DAVIS CONGDON


          By:   John R. Congdon, Jr.
                --------------------
                John R. Congdon, Jr., Trustee


          JOHN R. CONGDON TRUST FOR PETER WHITEFIELD CONGDON


          By:   John R. Congdon, Jr.
                --------------------
                John R. Congdon, Jr., Trustee


          JOHN R. CONGDON TRUST FOR MARY EVELYN CONGDON


          By:   John R. Congdon, Jr.
                --------------------
                John R. Congdon, Jr., Trustee

JOINT FILING AGREEMENT

In accordance with Rule 13d-1 (f) (1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agrees to the joint filing with each other of the attached statement on Schedule 13G and to all amendments to such statement and that such statement and all amendments to such statement is made on behalf of each of them.

IN WITNESS WHEREOF, the undersigned hereby execute this agreement on December 1, 1998.


JOHN R. CONGDON, Jr., Custodian


         John R. Congdon, Jr.
         --------------------
         John R. Congdon, Jr., Custodian for
         Peter Whitefield Congdon and
         Michael D. Congdon


JOHN R. CONGDON, JR.,  REVOCABLE TRUST


By:      John R. Congdon, Jr.
         --------------------
         John R. Congdon, Jr., Trustee


JOHN R. CONGDON TRUST FOR MICHAEL DAVIS CONGDON


By:      John R. Congdon, Jr.
         --------------------
         John R. Congdon, Jr., Trustee


JOHN R. CONGDON TRUST FOR PETER WHITEFIELD CONGDON


By:      John R. Congdon, Jr.
         --------------------
         John R. Congdon, Jr., Trustee


JOHN R. CONGDON TRUST FOR MARY EVELYN CONGDON


By:      John R. Congdon, Jr.
         --------------------
         John R. Congdon, Jr., Trustee